UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ALTAIR ENGINEERING INC.

(Name of Issuer)

CLASS A COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

021369103

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 021369103

(1)	Names of Reporting Persons George J. Christ
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power: 13,770,732*
(6) Shared Voting Power: 0
(7) Sole Dispositive Power: 13,770,732*
(8) Shared Dispositive Power: 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,770,732*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 34.3% *
(12)	Type of Reporting Person IN

*	Based on the information set forth in the Quarterly Report on Form 10-Q of Altair Engineering, Inc. (the “Company”) filed with the Securities and Exchange Commission on December 1, 2017, there were 26,394,996 shares of the Company’s Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) outstanding as of November 27, 2017. George J. Christ (“Mr. Christ”) is the Trustee of the Christ Revocable Trust dated May 8, 2015 (the “Christ Trust”), and the Manager of GC Investments, LLC (the “GC LLC” and, collectively with Mr. Christ and the Christ Trust, the “Reporting Persons”). As of December 31, 2017 (the “Event Date”), the Reporting Persons may be deemed to beneficially own an aggregate of 13,770,732 shares of Class A Common Stock of the Company. The number of shares of Class A Common Stock reported above includes (i) 8,146,728 shares of Class B common stock, $0.0001 par value per share (the “Class B Common Stock”), of the Company held by the Christ Trust and (ii) 5,624,004 shares of Class B Common Stock of the Company held by the GC LLC. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock is immediately convertible, at the option of the Reporting Persons, into one share of Class A Common Stock and shall automatically convert into Class A Common Stock upon the occurrence of certain events. Please see the Company’s Registration Statement filed with the Securities and Exchange Commission on Form S-1 (File No. 333-220710) for a description of the conversion rights. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to beneficially own 34.3% of the shares of Class A Common Stock issued and outstanding. Percentages obtained by dividing (a) the number of shares of Class B Common Stock beneficially owned by the Reporting Persons as set forth in Row 9 by (b) the sum of (i) 26,394,996 shares of Class A Common Stock outstanding as of November 27, 2017 and (ii) the 13,770,732 shares of Class B Common Stock beneficially owned by the Reporting Persons that are convertible into Class A Common Stock.

CUSIP No. 021369103

(1)	Names of Reporting Persons Christ Revocable Trust dated May 8, 2015
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power: 8,146,728*
(6) Shared Voting Power: 0
(7) Sole Dispositive Power: 8,146,728*
(8) Shared Dispositive Power: 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,146,728*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 23.6% *
(12)	Type of Reporting Person OO

*	Based on the information set forth in the Quarterly Report on Form 10-Q of Altair Engineering, Inc. (the “Company”) filed with the Securities and Exchange Commission on December 1, 2017, there were 26,394,996 shares of the Company’s Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) outstanding as of November 27, 2017. George J. Christ (“Mr. Christ”) is the Trustee of the Christ Revocable Trust dated May 8, 2015 (the “Christ Trust”). As of December 31, 2017 (the “Event Date”), Mr. Christ and the Christ Trust may be deemed to beneficially own an aggregate of 8,146,728 shares of Class A Common Stock of the Company. The number of shares of Class A Common Stock reported above includes 8,146,728 shares of Class B common stock, $0.0001 par value per share (the “Class B Common Stock”), of the Company. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock is immediately convertible, at the option of the Reporting Persons, into one share of Class A Common Stock and shall automatically convert into Class A Common Stock upon the occurrence of certain events. Please see the Company’s Registration Statement filed with the Securities and Exchange Commission on Form S-1 (File No. 333-220710) for a description of the conversion rights. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Christ and the Christ Trust may be deemed to beneficially own 23.6% of the shares of Class A Common Stock issued and outstanding. Percentages obtained by dividing (a) the number of shares of Class B Common Stock beneficially owned by Mr. Christ and the Christ Trust as set forth in Row 9 by (b) the sum of (i) 26,394,996 shares of Class A Common Stock outstanding as of November 27, 2017 and (ii) the 8,146,728 shares of Class B Common Stock beneficially owned by Mr. Christ and the Christ Trust that are convertible into Class A Common Stock.

CUSIP No. 021369103

(1)	Names of Reporting Persons GC Investments, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power: 5,624,004*
(6) Shared Voting Power: 0
(7) Sole Dispositive Power: 5,624,004*
(8) Shared Dispositive Power: 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,624,004*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 17.6%*
(12)	Type of Reporting Person OO

*	Based on the information set forth in the Quarterly Report on Form 10-Q of Altair Engineering, Inc. (the “Company”) filed with the Securities and Exchange Commission on December 1, 2017, there were 26,394,996 shares of the Company’s Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) outstanding as of November 27, 2017. George J. Christ (“Mr. Christ”) is the Manager of GC Investments, LLC (the “GC LLC”). As of December 31, 2017 (the “Event Date”), Mr. Christ and the GC LLC may be deemed to beneficially own an aggregate of 5,624,004 shares of Class A Common Stock of the Company. The number of shares of Class A Common Stock reported above includes 5,624,004 shares of Class B common stock, $0.0001 par value per share (the “Class B Common Stock”), of the Company. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock is immediately convertible, at the option of the Reporting Persons, into one share of Class A Common Stock and shall automatically convert into Class A Common Stock upon the occurrence of certain events. Please see the Company’s Registration Statement filed with the Securities and Exchange Commission on Form S-1 (File No. 333-220710) for a description of the conversion rights. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Christ and the GC LLC may be deemed to beneficially own 17.6% of the shares of Class A Common Stock issued and outstanding. Percentages obtained by dividing (a) the number of shares of Class B Common Stock beneficially owned by Mr. Christ and the GC LLC as set forth in Row 9 by (b) the sum of (i) 26,394,996 shares of Class A Common Stock outstanding as of November 27, 2017 and (ii) the 5,624,004 shares of Class B Common Stock beneficially owned by Mr. Christ and the GC LLC that are convertible into Class A Common Stock.

Item 1(a).	Name Of Issuer:

Altair Engineering Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1820 E. Big Beaver Road

Troy, MI 48083

Item 2(a).	Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Christ Revocable Trust dated May 8, 2015 (the “Christ Trust”), (ii) GC Investments, LLC (the “GC LLC”), and (iii) George J. Christ, as the Trustee of the Christ Trust and the Manager of the GC LLC (“Mr. Christ” and, collectively with the Christ Trust and the GC LLC, the “Reporting Persons”).

The 8,146,728 shares of Class B Common Stock held in the aggregate by the Christ Trust, which upon conversion would constitute approximately 23.6% of the shares of Class A Common Stock deemed be outstanding as of November 27, 2017, may be deemed to be beneficially owned indirectly by Mr. Christ.

The 5,624,004 shares of Class B Common Stock held in the aggregate by the GC LLC, which upon conversion would constitute approximately 17.6% of the shares of Class A Common Stock deemed be outstanding as of November 27, 2017, may be deemed to be beneficially owned indirectly by Mr. Christ.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address for the Reporting Persons is:

c/o Altair Engineering Inc.

1820 E. Big Beaver Road

Troy, MI 48083

Item 2(c).	Citizenship:

Mr. Christ is a citizen of the United States. The Christ Trust is governed by the laws of Arizona. The GC LLC is organized under the laws of Michigan.

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.0001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP No.:

021369103

Item 3.	If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership:

As reported in the cover pages to this report, the ownership information with respect to the ownership of the Class A Common Stock of the Company by Mr. Christ as Trustee of the Christ Trust and Manager of the GC LLC is provided as of December 31, 2017:

(a) Amount Beneficially Owned:	13,770,732	*

(b) Percent of Class:	34.3	%*

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:	13,770,732	*

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of:	13,770,732	*

(iv) Shared power to dispose or to direct the disposition of	0

As reported in the cover pages to this report, the ownership information with respect to the ownership of the Class A Common Stock of the Company by the Christ Trust is provided as of December 31, 2017:

(a) Amount Beneficially Owned:	8,146,728*

(b) Percent of Class:	23.6%*

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:	8,146,728*

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of:	8,146,728*

(iv) Shared power to dispose or to direct the disposition of	0

            As reported in the cover pages to this report, the ownership information with respect to the ownership of the Class A Common Stock of the Company by the GC LLC is provided as of December 31, 2017:

(a) Amount Beneficially Owned:	5,624,004	*

(b) Percent of Class:	17.6	%*

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:	5,624,004	*

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of:	5,624,004	*

(iv) Shared power to dispose or to direct the disposition of	0

*	This report on Schedule 13G, is being jointly filed by (i) the Christ Trust, (ii) the GC LLC, and (iii) Mr. Christ, as the Trustee of the Christ Trust and the Manager of the GC LLC.

The 8,146,728 shares of Class B Common Stock held in the aggregate by the Christ Trust, which upon conversion would constitute approximately 23.6% of the shares of Class A Common Stock deemed be outstanding as of November 27, 2017, may be deemed to be beneficially owned indirectly by Mr. Christ.

The 5,624,004 shares of Class B Common Stock held in the aggregate by the GC LLC, which upon conversion would constitute approximately 17.6% of the shares of Class A Common Stock deemed be outstanding as of November 27, 2017, may be deemed to be beneficially owned indirectly by Mr. Christ.

The foregoing beneficial ownership percentage is based upon (i) 26,394,996 shares of Class A Common Stock of the Company outstanding as of November 27, 2017, based on the information set forth in the Quarterly Report on Form 10-Q of the Company, filed with the Securities and Exchange Commission on December 1, 2017.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

GEORGE J. CHRIST

/s/ Raoul Maitra
Name: Raoul Maitra Title: Attorney-in-fact for George J. Christ

CHRIST REVOCABLE TRUST DATED MAY 8, 2015

/s/ Raoul Maitra
Name: Raoul Maitra Title: Attorney-in-fact for Christ Revocable Trust dated May 8, 2015

GC INVESTMENTS, LLC

/s/ Raoul Maitra
Name: Raoul Maitra Title: Attorney-in-fact for GC Investments, LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit Index

Exhibit No.	Exhibit

99.1	Joint Filing Agreement dated as of February 14, 2018 by and between George J. Christ, Christ Revocable Trust dated May 8, 2015 and GC Investments, LLC

99.2	Power of Attorney for George J. Christ

99.3	Power of Attorney for Christ Revocable Trust dated May 8, 2015

99.4	Power of Attorney for GC Investments, LLC